TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Benjamin Ampudia, CFO
011-525-55-629-8704
benjamin.ampudia@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM APPOINTS NEW CFO

(Mexico City, February 23, 2015) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, announced today Benjamin Ampudia Alvarez has been appointed chief financial officer, replacing Carlos Pedro Aguilar Mendez, who will continue to serve on the administration of the Company.

Benjamin Ampudia Alvarez has over 18 years of professional experience. Before joining Grupo TMM, he served for 11 years as Infrastructure Finance and Corporate Banking Director for Scotiabank in Mexico, where he participated in various transactions for local and international clients, mainly in the oil and gas, automotive and financial industries, as well as in the public sector. Before Scotiabank, he held various positions at the Comision Nacional Bancaria y de Valores and at Banamex. Mr. Ampudia has a Bachelor of Business Administration and a Master of Finance from the Instituto Tecnologico Autonomo de Mexico. He is also member of the Mexican Institute of Finance Executives and a part time professor of finance at the Instituto Tecnologico de Estudios Superiores de Monterrey.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.